      As filed with the Securities and Exchange Commission on March 7, 2003
                                                                             No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   ----------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                                    UNDER THE
                           TRUST INDENTURE ACT OF 1939

                                   ----------

                         LEXINGTON PRECISION CORPORATION
                               (Name of Applicant)

                                767 Third Avenue
                            New York, New York 10017
                                 (212) 319-4657
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                         AMOUNT
      11 1/2% Senior Subordinated Notes       /(1)/Please see below.
               Due August 1, 2007

           Approximate date of proposed Exchange Offer: March 20, 2003

                                  Warren Delano
                                    President
                                767 Third Avenue
                            New York, New York 10017
                              Phone: (212) 319-4657
                               Fax: (212) 319-4659
                     (Name and address of agent for service)

                                   ----------

                                   Copies to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022
                              Phone: (212) 940-3140
                               Fax: (212) 940-3111

                                   ----------

          The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

                                   ----------

----------
/(1)/ This amount shall equal the sum of $27,412,000 (the "Old Note Principal Amount") plus accrued and unpaid interest on the Old Note Principal Amount at the rate of 12 3/4% per annum from August 1, 1999, through the day before the date the Exchange Offer (as defined herein) is consummated.

                                     GENERAL

ITEM 1.        GENERAL INFORMATION

          (a)     Form of organization: corporation.

          (b) State or other sovereign power under the laws of which organized: Delaware.

ITEM 2.        SECURITIES ACT EXEMPTION APPLICABLE

          As part of a proposed restructuring, we are offering, upon the terms and conditions set forth in an Amended Offering Circular dated March 7, 2003, and the related Letter of Transmittal (which together constitute the "Exchange Offer"), to each holder of our 12 3/4% Senior Subordinated Notes due February 1, 2000 (the "Old Notes"), to issue (i) 11 1/2% Senior Subordinated Notes (the "New Notes") in a principal amount equal to the sum of the principal amount of that holder's Old Notes tendered plus the accrued interest on those Old Notes from August 1, 1999, through the day before the date the Exchange Offer is consummated, and (ii) in respect of each $1,000 principal amount of New Notes to be issued, ten warrants to purchase our common stock. Each common stock purchase warrant will entitle the holder thereof to purchase one share of our common stock, par value $0.25 per share, at a price of $3.50 per share during the period from January 1, 2004, through August 1, 2007. The warrants will not be exercisable or detachable from the New Notes until January 1, 2004 (the "Detachment Date"), and the New Notes and warrants will be transferable only as a unit prior to that time. If any or all of the New Notes with which the warrants comprise a unit is redeemed on or prior to the Detachment Date, the warrants attached to those New Notes will revert to us for no further consideration and will be cancelled. We will also pay a fee, in cash, to each registered holder of New Notes, in an amount equal to 3% of the principal amount of the New Notes held by that holder (the "Participation Fee"). The New Notes are to be issued pursuant to a new Indenture (the "Indenture") to be entered into between us and Wilmington Trust Company, as Trustee (the "Trustee").

          The Exchange Offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), afforded by Section 3(a)(9) thereof. We have not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Old Notes. There have not been and we do not anticipate that there will be any sales of securities of the same class as the New Notes by us or by or through an underwriter at or about the same time as the Exchange Offer. No cash payments are to be made by any holder of the Old Notes in connection with the Exchange Offer.

                                  AFFILIATIONS

ITEM 3.        AFFILIATES

          Lexington Rubber Group, Inc., a Delaware corporation, and Lexington Precision GmbH, a German corporation, are our wholly-owned subsidiaries.

          The following individuals may be deemed to be our affiliates as of May 3, 2002, based upon their ownership of 5% or more of our voting securities and the respective positions they hold with us: (i) Michael A. Lubin, our Chairman of the Board and beneficial owner of 31.4% of our outstanding common stock; (ii) Warren Delano, our President and one of our directors and beneficial owner of 28.7% of our outstanding common stock, and (iii) William B. Conner, one of our directors and beneficial owner of 5.8% of our outstanding common stock. For further information regarding the common stock holdings of Messrs. Lubin and Delano, see Item 5 and the related notes. In addition, Kenneth I. Greenstein may be deemed to be an affiliate of ours as of August 3, 2001, based on his position as one of our directors and our Secretary. Joseph A. Pardo and Elizabeth H. Ruml may also be deemed to be affiliates of ours as of June 12, 2002, based on their positions as our directors. We anticipate no change in our affiliates as of the closing date of the restructuring.

                             MANAGEMENT AND CONTROL

ITEM 4.        DIRECTORS AND EXECUTIVE OFFICERS

          The following table lists the names and complete mailing addresses of our directors and executive officers as well as all offices held with us.

Name                                                Address                                  Office(s)
---------------------              ---------------------------------------------   -----------------------------
Michael A. Lubin                   c/o Lubin, Delano & Company                     Director  and Chairman of the
                                   767 Third Avenue                                Board
                                   New York, New York  10017

Warren Delano                      c/o Lubin, Delano & Company                     Director and President
                                   767 Third Avenue
                                   New York, New York  10017

William B. Conner                  Conner Holding Company                          Director
                                   1030 State Street
                                   Erie, Pennsylvania  16501

Kenneth I. Greenstein              c/o Lexington Precision Corporation             Director and Secretary
                                   767 Third Avenue
                                   New York, New York 10017

Joseph A. Pardo                    c/o Lexington Precision Corporation             Director
                                   767 Third Avenue
                                   New York, New York 10017

Elizabeth H. Ruml                  c/o Lexington Precision Corporation             Director
                                   767 Third Avenue
                                   New York, New York 10017

Dennis J. Welhouse                 c/o Lexington Precision Corporation             Senior Vice President,
                                   Suite 112                                       Chief Financial Officer,
                                   30195 Chagrin Boulevard                         and Assistant Secretary
                                   Cleveland, Ohio  44125

James R. Bower                     c/o Lexington Precision Corporation             Treasurer and Assistant
                                   Suite 112                                       Secretary
                                   30195 Chagrin Boulevard
                                   Cleveland, Ohio  44125

ITEM 5.        PRINCIPAL OWNERS OF VOTING SECURITIES

          The following table lists each person known or believed by us to own 10% or more of our voting securities as of January 28, 2003. Based upon present holdings and commitments, upon the closing of the restructuring we do not anticipate that Messrs. Delano or Lubin will own less than 10% of our voting securities or that another person will own 10% or more of our voting securities.

                                                                                                 Percentage of
            Name and Complete                   Title of Class               Amount                 Voting
             Mailing Address                        Owned                    Owned/(1)/         Securities Owned
  ------------------------------------------------------------------------------------------------------------------
  Michael A. Lubin                               common stock                1,516,242/(2)/             31.4%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10017

  Warren Delano                                  common stock                1,385,855/(3)/             28.7%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10117

----------
/(1)/ The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable, except as set forth in the notes to the table.

/(2)/ Includes (a) 35,000 shares owned by each of Mr. Lubin's two minor children, with respect to which Mr. Lubin acts as custodian under the New York Uniform Gifts to Minors Act and (b) 50,000 shares owned by an individual retirement account of Mr. Lubin. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Lubin and Mr. Delano are both beneficiaries.

(3) Includes 110,750 shares owned by individual retirement accounts of Mr. Delano. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Delano and Mr. Lubin are both beneficiaries.

                                  UNDERWRITERS

ITEM 6.        UNDERWRITERS

          (a) No person has acted as an underwriter of any of our securities within three years of the filing of this application.

          (b) We will not retain any underwriters in connection with the proposed issuance of the New Notes.

                               CAPITAL SECURITIES

ITEM 7.        CAPITALIZATION

          (a)     Authorized Classes of Securities.

                            AS OF DECEMBER 31, 2002:

                                                                                  Amount                Amount
Title of Class                                                                 Authorized/(1)/        Outstanding/(1)/
-----------------------------------------------------------------------------------------------------------------------
Capital Stock
         Common stock, $.25 par value.....................................          10,000,000               4,828,036
         $8 Cumulative convertible redeemable preferred stock,
          Series B, $100 par value........................................
                                                                                       330,000/(2)/            330,000/(2)/
         Preferred stock, Series A, $100 par value........................               2,500                       -
         Preferred stock, $1 par value....................................           2,500,000                       -

Debt Securities
         12 1/2% Senior, Unsecured Note due August 1, 2001................     $     7,500,000         $     7,500,000
         12% Secured Term Note due July 31, 2001..........................     $     1,267,000         $     1,267,000
         12 3/4% Senior Subordinated Notes due February 1, 2000...........     $    27,412,125         $    27,412,125
         14% Junior Subordinated Notes due August 1, 2001.................     $       346,667         $       346,667

  AS OF THE CLOSING OF THE RESTRUCTURING (ASSUMING CLOSING ON MARCH 25, 2003):

                                                                                  Amount                Amount
Title of Class                                                                 Authorized/(1)/        Outstanding/(1)/
-----------------------------------------------------------------------------------------------------------------------
Capital Stock
     Common stock, $.25 par value.........................................          10,000,000               4,916,148/(2)/
     Warrants to purchase common stock....................................             405,157/(3)/            401,141/(3)/
     $8 Cumulative convertible redeemable preferred
      stock, Series B, $100 par value.....................................             330,000/(4)/            330,000/(4)/
     Preferred stock, Series A, $100 par value............................               2,500                       -
     Preferred stock, $1 par value........................................           2,500,000                       -

Debt Securities
     12 3/4% Senior Subordinated Notes due February 1, 2000...............     $       274,121/(5)/  $         274,121/(5)/
     11 1/2% Senior Subordinated Notes due August 1, 2007.................     $    40,169,043/(5)/  $      39,767,352/(5)/
     12 1/2% Junior Subordinated Notes due November 1, 2007...............     $       346,667/(6)/  $         346,667/(6)/

----------
/(1)/ Expressed in number of shares with respect to capital stock and dollars with respect to debt securities.

/(2)/ As a part of the restructuring, we intend to convert the accrued interest on the Junior Subordinated Notes, which totaled $189,000 at December 31, 2002, into common stock. The accrued interest on the Junior Subordinated Notes will total $200,000 if the Exchange Offer is consummated on March 25, 2003.

/(3)/ As part of the restructuring, we intend to issue ten common stock purchase warrants in respect of each $1,000 principal amount of New Notes and 12 1/2% Junior Subordinated Notes issued. Each common stock purchase warrant will entitle the holder thereof to purchase one share of our common stock, par value $.25 per share, at a price of $3.50 per share. The common stock purchase warrants may be exercised at any time from January 1, 2004 to August 1, 2007, 5:00 p.m. New York City Time. If the Exchange Offer is consummated on March 25, 2003, and all holders of Old Notes exchange their Old Notes for New Notes and the existing Junior Subordinated Notes are exchanged for new 12 1/2% Junior Subordinated Notes, we will issue an aggregate of 404,478 common stock purchase warrants. The number of common stock purchase warrants to be outstanding was calculated assuming that 99% of the Old Notes are tendered in the Exchange Offer and the existing Junior Subordinated Notes are exchanged for new 12 1/2% Junior Subordinated Notes.

/(4)/ The Series B preferred stock is convertible into shares of common stock at a conversion price of $13.50 per share (subject to adjustment) based on an initial conversion value of Series B preferred stock of $200 per share. As part of the restructuring, we intend to pay all dividends in arrears on the Series B preferred stock, as soon as practicable. Although we do not presently intend to do so, we reserve the right to redeem, pursuant to the terms thereof, 900 shares of the Series B preferred stock and cause a reduction in the number of authorized shares of the Series B preferred stock by such amount.

/(5)/ The amount to be authorized was calculated assuming that the Exchange Offer is consummated on March 25, 2003. The amount to be outstanding was calculated assuming that 99% of the Old Notes are tendered in the Exchange Offer.

/(6)/ As a part of the restructuring, we intend to issue to holders of our Junior Subordinated Non-Convertible Notes, new 12 1/2% Junior Subordinated Notes with a maturity date of November 1, 2007, with attached warrants to purchase an aggregate of 3,470 shares of common stock.

          (b)     Description of Voting Rights of Each Authorized Class of
                  Securities.

          Holders of our common stock are entitled to one vote per share at all meetings of stockholders.

          Holders of our Series B preferred stock are entitled to one vote per share at all meetings of stockholders. Moreover, in the event that six quarterly dividends (whether or not consecutive) on any of the then outstanding Series B preferred stock are in arrears, the holders of the Series B preferred stock, voting as a class, would be entitled to elect two additional persons to our Board of Directors until the annual meeting following the date on which all such arrearages have been paid in full. At March 6, 2003, we were in arrears on the payment of twelve dividends and the redemption of 1,350 shares of Series B preferred stock in the amounts of $79,200 and $270,000, respectively.

          Except as otherwise provided in our Restated Certificate of Incorporation or as required by law, holders of our Series A preferred stock would have no voting power or right to participate in any meetings of stockholders. No shares of our Series A preferred stock are currently issued or outstanding.

          Our Board of Directors is vested with broad authority with respect to our other preferred stock, $1 par value, which permits it, among other things, to establish and designate series, fix the number of shares of such series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of each series, and determine the relative rights, preferences and limitations of each such series, including but not limited to, the voting rights of the shares of such series.

                              INDENTURE SECURITIES

ANALYSIS OF INDENTURE

          The following analysis does not purport to be a complete description of the Indenture provisions discussed by us and is qualified in its entirety by reference to the form of Indenture filed with this application as Exhibit T3C. Capitalized terms used below and not otherwise defined shall have the respective meanings as set forth in the Indenture.

          (a)     Definition of Default; Withholding of Notice.

          An "Event of Default" occurs if: (i) we default in the payment, whether or not prohibited by Article 11 of the Indenture, of interest on any New Note when the interest becomes due and payable and the default continues for a period of 30 days; (ii) we default in the payment, whether or not prohibited by
Article 11 of the Indenture, of the principal of any New Note when it becomes due and payable at maturity, required repurchase, upon redemption or otherwise;
(iii) we fail to comply with any of our other covenants, conditions, or agreements in the New Notes or the Indenture and the default continues for the period and after the notice specified below; (iv) an event or events of default, as defined in any one or more mortgages, indentures, or instruments under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of us or any Subsidiary, (other than the Old Notes) whether that Indebtedness now exists or shall hereafter be created, shall happen that permits the holders of the Indebtedness to declare an aggregate principal amount of at least $250,000 of the Indebtedness to become due and payable prior to the date that it would otherwise have become due and payable and this event of default shall not have been cured in accordance with the provisions of such instrument, or the Indebtedness shall not have been discharged within a period of 30 days after there shall have been given, by registered or certified mail, to us by the Trustee or to us and the Trustee by the Holders of at least 25% in principal amount of the outstanding New Notes a written notice specifying the event or events of default and requiring us to cause the event of default to be cured, or the Indebtedness to be discharged and stating that the notice is a "Notice of Default" under the Indenture; provided, however, that we are not in good faith contesting in appropriate proceedings the occurrence of such event of default;
(v) a court of competent jurisdiction enters a final, non-appealable judgment or judgments for the payment of money in the aggregate in excess of $250,000 against us or any of our Subsidiaries (other than in respect of an event or events of default relating to the Old Notes) and the judgment is not rescinded, annulled, stayed, or satisfied for a period (during which execution shall not be effectively stayed) of 60 days after the amount of the judgment is determined;
(vi) we, pursuant to or within the meaning of any Bankruptcy Law: (a) commence a voluntary case, (b) consent to the entry of an order for relief against us in an involuntary case, (c) consent to the appointment of a Custodian of us or for all or substantially all of our property, or (d) make a general assignment for the benefit of our creditors; or (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against us in an involuntary case, (b) appoints a Custodian of us or for all or substantially all of our property, or (c) orders our liquidation, and such order or decree remains unstayed and in effect for 60 days.

          In the event we incur any Indebtedness other than Senior Debt which contains a cross-default provision, we shall promptly enter into a supplemental indenture to add at least as favorable a provision to this Indenture.

          A default under clause (iii) above is not an Event of Default until the Trustee notifies us or the Holders of at least 25% in principal amount of the outstanding New Notes notify us and the Trustee of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied, and state that the notice is a "Notice of Default."

          If a Default (other than an Event of Default specified in Subclause
(vi) or (vii) above) occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of the New Notes, as provided in Section
12.02 of the Indenture, notice of the Default within 90 days after it occurs. Except in the case of a default in payment of principal of or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Securityholders.

          (b)     Authentication and Delivery; Application of the Proceeds.

          Two of our Officers shall sign the New Notes by manual or facsimile signature. Our seal shall be reproduced on the New Notes in facsimile form. Typographical and other minor errors or defects in any reproduction of the seal or any signature shall not affect the validity or enforceability of any New Note which has been duly authenticated and delivered by the Trustee. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless; and any New Notes may be signed on our behalf by such persons as, at the actual date of the execution of the New Notes, shall be our proper Officers, although at the date of the execution and delivery of this Indenture any such person was not such officer.

          A New Note shall not be valid or obligatory until the Trustee manually signs the certificate of authentication of the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

          Upon our written order signed by two of our officers or by an Officer and an Assistant Treasurer, which order shall specify the aggregate principal amount to be issued and the date of issuance, the Trustee shall authenticate New Notes for original issue in an aggregate principal amount equal to the Maximum Principal Amount. The aggregate principal amount of New Notes outstanding at any time may not exceed the Maximum Principal Amount except as provided in Sections
2.07 and 2.08 of the Indenture. The New Notes will be issued in exchange for the Old Notes, including all accrued and unpaid interest thereon from August 1, 1999, through the day before the date the Exchange Offer is consummated. Accordingly, we will receive no proceeds from the issuance of the New Notes.

          The effectiveness of the Indenture shall be subject to the satisfaction of the following conditions precedent: (i) we shall have delivered to the Trustee, and to each Holder of an Old Note that is tendered and not withdrawn pursuant to the Exchange Offer who shall have requested a copy in writing, an Officers' Certificate in the form attached to the Indenture and (ii) we shall have delivered to the Trustee, and to each Holder of an Old Note that is tendered and not withdrawn pursuant to the Exchange Offer who shall have requested a copy in writing, an opinion of our counsel, Nixon Peabody LLP, in the form attached to the Indenture.

          (c) Release or Substitution of Property Subject to the Lien of the Indenture.

          There is no property subject to a lien in order to secure our obligations under the Indenture.

          (d)     Satisfaction and Discharge of the Indenture.

                  (i) We may terminate all of our obligations under the New Notes and the Indenture if all New Notes previously authenticated and delivered (other than destroyed, lost or stolen New Notes that have been replaced or paid) have been delivered to the Trustee canceled or for cancellation; or

                  (ii) We will cease to be under any obligation to comply with Articles Four and Five of the Indenture and from and after the 91st day after the conditions set forth below have been satisfied, we will be deemed to have been discharged from all of our obligations with respect to the New Notes and the Indenture, if:

                       (1) the New Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption; and (b) we irrevocably deposit in trust with the Trustee (or, solely to meet the requirements specified by Section 8.01 of the Indenture, a trustee meeting the requirements of the Indenture and satisfactory to us and the Trustee under the terms of an irrevocable trust agreement among us, the Trustee, and such trustee in form and substance satisfactory to the Trustee and us), money or U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient to pay principal of and interest on the New Notes to the maturity date of the New Notes or the redemption date of the New Notes, as the case may be, which amount shall be confirmed in writing to the Trustee by a nationally recognized firm of independent public accounts; provided, however, that the Trustee shall have been irrevocably instructed by us to apply such money or the proceeds of the U.S. Government Obligations to the payment of the principal of and interest on the New Notes; (3) no Default or Event of Default has occurred or is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a Default under, any other instrument to which we are a party or by which we are bound, as evidenced to the Trustee in an Officers' Certificate delivered to the Trustee concurrently with the deposit; (4) we have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the New Notes will not recognize income, gain, or loss for federal income tax purposes as a result of the deposit and will be subject to federal income tax in the same amounts, in the same manner, and at the same time as would have been the case if the deposit had not been made, and, in the case of the New Notes being discharged, a ruling to that effect has been received from or published by the Internal Revenue Service (it being understood that (A) such opinion will also state that the opinion is consistent with the conclusions reached in such ruling and (B) the Trustee will be under no duty to investigate the basis or correctness of the opinion); and (5) we have delivered to the Trustee an Opinion of Counsel to the effect that our exercise of our option described above will not result in any of us, the Trustee, or the trust created by the deposit becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended.

          In connection with the mailing of any deposit, we shall deliver to the Trustee an Officer's Certificate and an Opinion of Counsel to the effect that all conditions to Section 8.01 of the Indenture have been complied with.

          Our obligations under paragraph 11 of the New Notes and Sections 2.03, 2.04, 2.05, 2.06, 7.07, and 7.08 of the Indenture, however, would survive until the New Notes are no longer outstanding. Thereafter, our obligations under paragraph 11 and Section 7.07 would survive to the extent provided therein.

          Subject to Section 8.01(2) of the Indenture, the Trustee, upon our request and at our expense, shall acknowledge in writing the discharge of our obligations under the New Notes and the Indenture except for those surviving obligations noted above.

          (e)     Evidence of Compliance.

          As required by Section 314(a) of the Trust Indenture Act of 1939, as amended (the "TIA"), we shall file with the Trustee within 15 days after we file them with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). We shall also comply with the other provisions of Section 314(a).

          As long as the New Notes remain outstanding, we shall cause our annual report to stockholders and any quarterly or other financial reports we furnish to stockholders to be mailed to the Holders at their addresses appearing in the register of Securityholders maintained by the Registrar. If we are not required to furnish annual or quarterly reports to our stockholders pursuant to the 1934 Act, we will cause our financial statements, including any related notes, and a "Management's Discussion and Analysis of Financial Condition and Results of Operations", to be mailed to the Holders within 90 days after the end of each fiscal year and within 45 days after the end of each of the first three fiscal quarters in each year, and the financial statements shall otherwise contain substantially the same information as would have been required to have been furnished to the SEC in any annual or quarterly report, as the case maybe. A copy of each of these financial statements shall be provided to the Trustee at the same time as it is mailed to the Holders.

          We shall file with the Trustee (who shall promptly deliver a copy thereof to any Holder that so requests in writing) within 105 days after the end of each fiscal years and within 60 days after the end of each of our other fiscal quarters, commencing with the first of these periods to end after the effective date of the Indenture, an Officers' Certificate stating that: (i) the signing officers have supervised a review of our activities and the activities of our Subsidiaries during the fiscal period with respect to which such Officers' Certificate is being issued to determine whether we have observed and performed our obligations under the Indenture; (ii) to the best knowledge of each officer signing the Officers' Certificate, we have observed and performed all of our covenants in the Indenture and are not in default in the observance and performance of any of the terms, provisions, and conditions of the Indenture (or if we are in such default, specifying those defaults and the nature thereof of which he has knowledge); and (iii) to the best knowledge of each such signing officer, no event has occurred and is continuing that would prohibit payment of the principal or interest on the New Notes.

          Upon any request or application by us to the Trustee to take any action under the Indenture, we shall furnish to the Trustee: (i) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and (ii) an Opinion of Counsel stating that, in the opinion of such counsel, all conditions precedent have been complied with.

          Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include: (i) a statement that the person making the certificate or opinion has read the covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in the certificate or opinion are based; (iii) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion or such person, such condition or covenant has been complied with.

OTHER OBLIGORS

          There is no obligor upon the New Notes other than us.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

          This application for qualification comprises:

          (a) pages numbered 1 to 12, consecutively (plus the attached exhibits);

          (b) the statement of eligibility and qualification of the Trustee under the Indenture to be qualified; and

          (c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A.1  Restated Certificate of Incorporation which is incorporated by reference from Exhibit T3A.1 to the Company's Application for Qualification of Indenture on Form T-3 filed with the Securities and Exchange Commission on August 6, 2001 located under Securities and Exchange Commission File No. 022-22535

Exhibit T3A.2  Certificate of Designations, Preferences, Rights and Number
               of Shares of Redeemable Preferred Stock, Series B, which is incorporated by reference from Exhibit 3-3 to Form 10-K for the year ended May 31, 1981 located under Securities and Exchange Commission File No. 03252

Exhibit T3A.3  Certificate of Ownership and Merger dated May 23, 1977 which is incorporated by reference from Exhibit 3-4 to the Company's Form 10-K for the year ended May 31, 1983 located under Securities and Exchange Commission File No. 03252 ("1983 10-K")

Exhibit T3A.4  Certificate of Ownership and Merger dated May 31, 1977 which is incorporated by reference from Exhibit 3-5 to 1983 10-K

Exhibit T3A.5  Certificate of Reduction of Capital dated December 30, 1977 which is incorporated by reference from Exhibit 3-6 to 1983 10-K

Exhibit T3A.6  Certificate of Retirement of Preferred Shares dated
               December 30, 1977 which is Incorporated by reference from Exhibit 3-7 to 1983 10-K

Exhibit T3A.7  Certificate of Reduction of Capital dated December 28, 1978 which is incorporated by reference from Exhibit 3-7 to 1983 10-K

Exhibit T3A.8  Certificate of Retirement of Preferred Shares dated
               December 28, 1978 which is incorporated by reference from Exhibit 3-9 to 1983 10-K

Exhibit T3A.9  Certificate of Reduction of Capital dated January 9, 1979 which is incorporated by reference from Exhibit 3-10 to 1983 10-K

Exhibit T3A.10 Certificate of Reduction of Capital dated December 20,
               1979 which is incorporated by reference from Exhibit 3-11 to 1983 10-K

Exhibit T3A.11 Certificate of Retirement of Preferred Shares dated
               December 20, 1979 which is incorporated by reference from Exhibit 3-12 to 1983 10-K

Exhibit T3A.12 Certificate of Reduction of Capital dated December 16,
               1982 which is incorporated by reference from Exhibit 3-13 to 1983 10-K

Exhibit T3A.13 Certificate of Reduction of Capital dated December 17,
               1982 which is incorporated by reference from Exhibit 3-14 to 1983 10-K

Exhibit T3A.14 Certificate of Amendment of Restated Certificate of
               Incorporation dated September 26, 1984 which is incorporated by reference from Exhibit 3-15 to the Company's Form 10-K for the year ended May 31, 1985 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3A.15 Certificate of Retirement of Stock dated September 24,
               1986 which is incorporated by reference from Exhibit 4-3 to the Company's Registration Statement on Form S-2 located under Securities and Exchange Commission File No. 33-9380 ("1933 Act Registration Statement")

Exhibit T3A.16 Certificate of Amendment of Restated Certificate of
               Incorporation dated November 21, 1986 which is incorporated by reference from Exhibit 3-17 to the Company's Form 10-K for the year ended May 31, 1987 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3A.17 Certificate of Retirement of Stock dated January 25, 1997 which is incorporated by reference from Exhibit 4-5 to Amendment No. 1 to 1933 Act Registration Statement

Exhibit T3A.18 Certificate of Retirement of Stock dated February 22, 1988 which is incorporated by reference from Exhibit 3-19 to the Company's Form 10-K for the year ended May 31, 1989 located under Securities and Exchange Commission File No. 0-3262 ("May 31, 1989 10-K")

Exhibit T3A.19 Certificate of Amendment of Restated Certificate of
               Incorporation dated January 6, 1989 which is incorporated by reference from Exhibit 3-20 to May 31, 1989 10-K

Exhibit T3A.20 Certificate of Retirement of Stock dated August 17, 1989 which is incorporated by reference from Exhibit 3-21 to May 31, 1989 10-K

Exhibit T3A.21 Certificate of Retirement of Stock dated January 9, 1990 which is incorporated by reference from Exhibit 3-22 to the Company's Form 10-K for the seven months ended December 31, 1989 located under Securities and Exchange Commission File No. 0-3252 ("December 31, 1989 10-K")

Exhibit T3A.22 Certificate of the Designations, Preferences and Relative
               Participating, Optional and Other Special Rights of 12% Cumulative Convertible Exchangeable Preferred Stock, Series C, and the Qualifications Limitations and Restrictions thereof dated January 10, 1990 which is incorporated by reference from Exhibit 3-1 to the Company's Form 10-Q for the quarter ended November 30, 1989 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3A.23 Certificate of Ownership and Merger dated April 25, 1990 which is incorporated by reference from Exhibit 3-24 to December 31, 1989 10-K

Exhibit T3A.24 Certificate of Elimination of 12% Cumulative Convertible
               Exchangeable Preferred Stock, Series C, dated June 4, 1990 which is incorporated by reference from Exhibit 3-25 to the Company's Form 10-K for the year ended December 31, 1990 located under Securities and Exchange Commission File No. 0-3252 ("1990-10-K")

Exhibit T3A.25 Certificate of Retirement of Stock dated March 6, 1991 which is incorporated by reference from Exhibit 3-26 to 1990 10-K

Exhibit T3A.26 Certificate of Retirement of Stock dated April 29, 1994 which is incorporated by reference from Exhibit 3-27 to the Company's Form 10-K for the year ended December 31, 1994 located under Securities and Exchange Commission File No. 0-3252 ("1994 10-K")

Exhibit T3A.27 Certificate of Retirement of Stock dated January 6, 1995 which is incorporated by reference from Exhibit 3-28 to 1994 10-K

Exhibit T3A.28 Certificate of Retirement of Stock dated January 5, 1996 which is incorporated by reference from Exhibit 3-29 to the Company's Form 10-K for the year ended December 31, 1995 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3A.29 Certificate of Retirement of Stock dated January 6, 1997 which is incorporated by reference from Exhibit 3-30 to the Company's Form 10-K for the year ended December 31, 1996 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3A.30 Certificate of Retirement of Stock dated January 9, 1998 which is incorporated by reference from Exhibit 3-31 to the Company's Form 10-K for the year ended December 31, 1997 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3A.31 Certificate of Retirement of Stock dated January 12, 1999 which is incorporated by reference from Exhibit 3-32 to the Company's Form 10-K for the year ended December 31, 1998 located under Securities and Exchange Commission File No. 0-3252 ("1998 10-K")

Exhibit T3A.32 Certificate of Retirement of Stock dated January 26, 2000 which is incorporated by reference from Exhibit 3-33 to the Company's Form 10-K for the year ended December 31, 1999 located under Securities and Exchange Commission File No. 0-3252

Exhibit T3B    By-laws, as amended, which are incorporated by reference from
               Exhibit 3-2 of 1998 10-K

Exhibit T3C    Form of the Indenture between the Company and Wilmington
               Trust Company, as Trustee.

Exhibit T3D    Not Applicable

Exhibit T3E.1  Amended Offering Circular

Exhibit T3E.2  Letter of Transmittal, dated July 10, 2002 which is incorporated by reference to the Company's Form T-3 filed on July 10, 2002 located under Securities and Exchange Commission File No. 022-28614 ("2002 T3")

Exhibit T3E.3  Letter of Transmittal, dated March 7, 2003

Exhibit T3E.4  Notice of Guaranteed Delivery dated July 10, 2002 which is incorporated by reference from Exhibit T3E.3 to 2002 T-3

Exhibit T3E.5  Notice of Guaranted Delivery, dated March 7, 2003

Exhibit T3E.6  Form of Warrant (contained in Exhibit T3E.1 as Annex B)

Exhibit T3E.7  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies, and other Nominees

Exhibit T3E.8  Form of Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies, and other Nominees

Exhibit T3F    A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to sections 310 through 318(a), inclusive, of the TIA is contained in Exhibit T3C

Exhibit T3G    Statement of eligibility and qualification of the Trustee on Form
               T-1

                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Lexington Precision Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 28th day of February, 2003.

(SEAL)

                                              LEXINGTON PRECISION CORPORATION

                                              By: /s/ Michael A. Lubin
                                                  ------------------------------
                                                   Name:  Michael A. Lubin
                                                   Title: Chairman of the Board

Attest: /s/  Dennis Welhouse
        -----------------------------
        Name:   Dennis Welhouse
        Title:  Assistant Secretary

                                  EXHIBIT INDEX

   Exhibit
   Number            Exhibit Name                                             Location
---------------      -------------------------------------------------------  --------------------------------------------
Exhibit T3A.1        Restated Certificate of Incorporation                    Incorporated by reference from Exhibit
                                                                              T3A.1 to the Company's Application for
                                                                              Qualification of Indenture on Form T-3
                                                                              filed with the Securities and Exchange
                                                                              Commission on August 6, 2001 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 022-22535

Exhibit T3A.2        Certificate of Designations, Preferences, Rights         Incorporated by reference from Exhibit 3-3
                     and Number of Shares of Redeemable Preferred Stock,      to Form 10-K for the year ended May 31, 1981 located
                     Series B                                                 under Securities and Exchange Commission
                                                                              File No. 03252

Exhibit T3A.3        Certificate of Ownership and Merger dated May 23, 1977   Incorporated by reference from Exhibit 3-4
                                                                              to our Form 10-K for the year ended May
                                                                              31, 1983 located under Securities and
                                                                              Exchange Commission File No. 03252 ("1983
                                                                              10-K")

Exhibit T3A.4        Certificate of Ownership and Merger dated May 31, 1977   Incorporated by reference from Exhibit 3-5
                                                                              to 1983 10-K

Exhibit T3A.5        Certificate of Reduction of Capital dated December 30,   Incorporated by reference from Exhibit 3-6
                     1977                                                     to 1983 10-K

Exhibit T3A.6        Certificate of Retirement of Preferred Shares dated      Incorporated by reference from Exhibit 3-7
                     December 30, 1977                                        to 1983 10-K

Exhibit T3A.7        Certificate of Reduction of Capital dated December 28,   Incorporated by reference from Exhibit 3-8
                     1978                                                     to 1983 10-K

Exhibit T3A.8        Certificate of Retirement of Preferred Shares dated      Incorporated by reference from Exhibit 3-9
                     December 28, 1978                                        to 1983 10-K

Exhibit T3A.9        Certificate of Reduction of Capital dated January 9,     Incorporated by reference from
                     1979                                                     Exhibit 3-10 to 1983 10-K

Exhibit T3A.10       Certificate of Reduction of Capital dated December 20,   Incorporated by reference from
                     1979                                                     Exhibit 3-11 to 1983 10-K

Exhibit T3A.11       Certificate of Retirement of Preferred Shares dated      Incorporated by reference from
                     December 20, 1979                                        Exhibit 3-12 to 1983 10-K

   Exhibit
   Number            Exhibit Name                                             Location
---------------      -------------------------------------------------------  --------------------------------------------
Exhibit              Certificate of Reduction of Capital dated December 16,   Incorporated by reference from
T3A.12               1982                                                     Exhibit 3-13 to 1983 10-K

Exhibit              Certificate of Reduction of Capital dated December 17,   Incorporated by reference from
T3A.13               1982                                                     Exhibit 3-14 to 1983 10-K

Exhibit              Certificate of Amendment of Restated Certificate of      Incorporated by reference from Exhibit
T3A.14               Incorporation dated September 26, 1984                   3-15 to the Company's Form 10-K for the
                                                                              year ended May 31, 1985 located under
                                                                              Securities and Exchange Commission
                                                                              File No. 0-3252

Exhibit              Certificate of Retirement of Stock dated September 24,   Incorporated by reference from Exhibit 4-3
T3A.15               1986                                                     to the Company's Registration Statement on
                                                                              Form S-2 located under Securities and
                                                                              Exchange Commission File No. 33-9380
                                                                              ("1933 Act Registration Statement")

Exhibit              Certificate of Amendment of Restated Certificate of      Incorporated by reference from
T3A.16               Incorporation dated November 21, 1986                    Exhibit 3-17 to the Company's Form 10-K
                                                                              for the year ended May 31, 1987 located
                                                                              under Securities and Exchange Commission
                                                                              File No. 0-3252

Exhibit              Certificate of Retirement of Stock dated January 25,     Incorporated by reference from Exhibit 4-5
T3A.17               1997                                                     to Amendment No. 1 to 1933 Act
                                                                              Registration Statement

Exhibit              Certificate of Retirement of Stock dated February 22,    Incorporated by reference from Exhibit
T3A.18               1988                                                     3-19 to the Company's Form 10-K for the
                                                                              year ended May 31, 1989 located under
                                                                              Securities and Exchange Commission
                                                                              File No. 0-3262 ("May 31, 1989 10-K")

Exhibit              Certificate of Amendment of Restated Certificate of      Incorporated by reference from
T3A.19               Incorporation dated January 6, 1989                      Exhibit 3-20 to May 31, 1989 10-K

Exhibit              Certificate of Retirement of Stock dated August 17,      Incorporated by reference from
T3A.20               1989                                                     Exhibit 3-21 to May 31, 1989 10-K

   Exhibit
   Number            Exhibit Name                                             Location
---------------      -------------------------------------------------------  --------------------------------------------
Exhibit              Certificate of Retirement of Stock dated January 9,      Incorporated by reference from
T3A.21               1990                                                     Exhibit 3-22 to the Company's Form 10-K
                                                                              for the seven months ended December 31, 1989
                                                                              located under Securities and Exchange
                                                                              Commission File No.0-3252 ("December 31,
                                                                              1989 10-K")

Exhibit              Certificate of the Designations, Preferences and         Incorporated by reference from Exhibit 3-1
T3A.22               Relative Participating, Optional and Other Special       to the Company's  Form 10-Q for the quarter
                     Rights of 12% Cumulative Convertible Exchangeable        ended November 30, 1989 located under
                     Preferred Stock, Series C, and the Qualifications        Securities and Exchange Commission File
                     Limitations and Restrictions thereof dated               No. 0-3252
                     January 10, 1990

Exhibit              Certificate of Ownership and Merger dated April 25,      Incorporated by reference from
T3A.23               1990                                                     Exhibit 3-24 to December 31, 1989 10-K

Exhibit              Certificate of Elimination of 12% Cumulative             Incorporated by reference from
T3A.24               Convertible Exchangeable Preferred Stock, Series C,      Exhibit 3-25 to the Company's Form 10-K  for
                     dated June 4, 1990                                       the year ended December 31, 1990 located
                                                                              under Securities and Exchange Commission
                                                                              File No. 0-3252 ("1990 10-K")

Exhibit              Certificate of Retirement of Stock dated March 6, 1991   Incorporated by reference from Exhibit
T3A.25                                                                        3-26 to 1990 10-K

Exhibit              Certificate of Retirement of Stock dated April 29, 1994  Incorporated by reference from Exhibit
T3A.26                                                                        3-27 to the Company's Form 10-K for the
                                                                              year ended December 31, 1994 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252 ("1994 10-K")

Exhibit              Certificate of Retirement of Stock dated January 6,      Incorporated by reference from Exhibit
T3A.27               1995                                                     3-28 to 1994 10-K

Exhibit              Certificate of Retirement of Stock dated January 5,      Incorporated by reference from Exhibit
T3A.28               1996                                                     3-29 to the Company's Form 10-K for the
                                                                              year ended December 31, 1995 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

   Exhibit
   Number            Exhibit Name                                             Location
---------------      -------------------------------------------------------  --------------------------------------------
Exhibit              Certificate of Retirement of Stock dated January 6,      Incorporated by reference from Exhibit
T3A.29               1997                                                     3-30 to the Company's Form 10-K for the
                                                                              year ended December 31, 1996 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

Exhibit              Certificate of Retirement of Stock dated January 9,      Incorporated by reference from Exhibit
T3A.30               1998                                                     3-31 to the Company's Form 10-K for the
                                                                              year ended December 31, 1997 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

Exhibit              Certificate of Retirement of Stock dated January 12,     Incorporated by reference from Exhibit
T3A.31               1999                                                     3-32 to the Company's Form 10-K for the
                                                                              year ended December 31, 1998 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252 ("1998 10-K")

Exhibit              Certificate of Retirement of Stock dated January 26,     Incorporated by reference from Exhibit
T3A.32               2000                                                     3-33 to the Company's Form 10-K for the
                                                                              year ended December 31, 1999 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

Exhibit T3B          By-laws, as amended                                      Incorporated by reference from Exhibit 3-2
                                                                              to 1998 10-K

Exhibit T3C          Form of Indenture between Lexington Precision            Filed herewith
                     Corporation and Wilmington Trust Company, as Trustee

Exhibit T3E.1        Amended Offering Circular                                Filed herewith

Exhibit T3E.2        Letter of Transmittal, dated July 10, 2002               Incorporated by reference from Exhibit
                                                                              T3E.2 to the Company's Form T-3 filed on
                                                                              July 10, 2002 located under Securities and
                                                                              Exchange Commission File No. 022-28614 ("2003 T-3")

Exhibit T3E.3        Letter of Transmittal, dated March 7, 2003               Filed herewith

Exhibit T3E.4        Notice of Guaranteed Delivery, dated July 10, 2003       Incorporated by reference from Exhibit T3E.3
                                                                              to 2003 T-3

Exhibit T3E.5        Notice of Guaranteed Delivery dated March 7, 2003        Filed herewith


Exhibit T3E.6        Form of Warrant                                          Contained as Annex B in Exhibit T3E.1,
                                                                              filed herewith

   Exhibit
   Number            Exhibit Name                                             Location
---------------      -------------------------------------------------------  --------------------------------------------
Exhibit T3E.7        Form of Letter to Brokers, Dealers, Commercial Banks,    Filed herewith
                     Trust Companies, and other Nominees

Exhibit T3E.8        Form of Letter to Clients for use by Brokers, Dealers,   Filed herewith
                     Commercial Banks, Trust Companies, and other Nominees

Exhibit T3F          Cross reference sheet showing the location in the        Contained in Exhibit T3C filed herewith
                     Indenture of the provisions inserted therein pursuant
                     to sections 310 through 318(a), inclusive, of the TIA

Exhibit T3G          Statement of eligibility and qualification of the        Filed herewith
                     Wilmington Trust Company, as Trustee, on Form T-1